UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – February 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

February, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-14	Feb-14 Vs. Feb-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	6,338,891	6,196,064	6,980,714	12.7	10.1
Interbank and overnight funds	639,866	448,859	1,029,240	129.3	60.9
Total Cash and cash equivalents	6,978,757	6,644,923	8,009,953	20.5	14.8
INVESTMENT SECURITIES
Debt securities	11,773,139	13,216,673	13,545,895	2.5	15.1
Trading	3,412,341	2,492,778	1,918,201	(23.0)	(43.8)
Available for Sale	5,533,072	7,631,495	8,545,792	12.0	54.4
Held to maturity	2,827,726	3,092,399	3,081,902	(0.3)	9.0
Equity securities	8,351,493	10,774,646	10,828,692	0.5	29.7
Trading	99,409	43,135	44,707	3.6	(55.0)
Available for Sale	8,252,084	10,731,511	10,783,986	0.5	30.7
Allowance	(2,935)	(3,067)	(3,083)	0.5	5.0
Total investment securities, net	20,121,696	23,988,252	24,371,505	1.6	21.1
LOANS AND FINANCIAL LEASES
Commercial loans	39,784,759	45,202,308	46,668,189	3.2	17.3
Consumer loans	18,971,850	20,730,474	20,876,247	0.7	10.0
Microcredit	290,135	341,622	345,790	1.2	19.2
Mortgage loans	1,151,460	1,964,365	2,046,965	4.2	77.8
Financial leases	5,658,818	6,069,976	6,148,408	1.3	8.7
Allowance for loans and financial leases losses	(2,376,696)	(2,650,173)	(2,688,135)	1.4	13.1
Total loans and financial leases, net	63,480,326	71,658,572	73,397,465	2.4	15.6
Interest accrued on loans and financial leases	740,386	687,766	724,673	5.4	(2.1)
Allowance on Interest accrued on loans and financial leases	(82,470)	(83,990)	(87,515)	4.2	6.1
Interest accrued on loans and financial leases, net	657,915	603,776	637,158	5.5	(3.2)
Bankers' acceptances, spot transactions and derivatives	203,704	508,278	431,023	(15.2)	111.6
Accounts receivable, net	1,032,960	1,026,989	1,003,326	(2.3)	(2.9)
Property, plant and equipment, net	829,864	858,117	868,977	1.3	4.7
Operating leases, net	357,207	406,887	398,462	(2.1)	11.5
Foreclosed assets, net	64,954	58,436	58,588	0.3	(9.8)
Prepaid expenses and deferred charges	514,130	459,586	451,265	(1.8)	(12.2)
Goodwill, net	509,393	576,475	574,161	(0.4)	12.7
Other assets, net	444,576	600,073	866,438	44.4	94.9
Reappraisal of assets	2,030,831	2,192,361	2,323,311	6.0	14.4
Total assets	97,226,315	109,582,725	113,391,632	3.5	16.6
LIABILITIES
DEPOSITS
Checking accounts	13,082,413	14,937,633	15,382,787	3.0	17.6
Time deposits	17,899,124	18,885,684	20,064,563	6.2	12.1
Savings deposits	32,200,462	38,635,531	40,478,805	4.8	25.7
Other	537,397	606,468	647,849	6.8	20.6
Total deposits	63,719,395	73,065,317	76,574,003	4.8	20.2
Bankers' acceptances, spot transactions and derivatives	229,648	692,202	598,360	(13.6)	160.6
Interbank borrowings and overnight funds	2,388,826	1,788,493	1,727,266	(3.4)	(27.7)
Borrowings from banks and other	4,108,350	5,111,027	5,402,696	5.7	31.5
Accrued interest payable	279,373	242,575	215,470	(11.2)	(22.9)
Other accounts payable	1,755,570	1,905,594	1,881,703	(1.3)	7.2
Bonds	6,867,973	6,842,607	6,871,532	0.4	0.1
Estimated Liabilities	742,494	603,620	740,213	22.6	(0.3)
Other liabilities	738,306	825,210	780,221	(5.5)	5.7
Total liabilities	80,829,936	91,076,642	94,791,465	4.1	17.3
Total shareholders' equity	16,396,379	18,506,083	18,600,167	0.5	13.4
Total liabilities and shareholders' equity	97,226,315	109,582,725	113,391,632	3.5	16.6

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Feb-13	Feb-14	Feb-14 Vs. Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-13
INTEREST INCOME
Interest on loans	1,144,673	1,143,577	(0.1)	575,305	568,273	(1.2)
Interest on investment securities	231,992	90,865	(60.8)	39,603	51,262	29.4
Interbank and overnight funds	23,441	18,949	(19.2)	10,357	8,591	(17.0)
Financial leases	105,354	98,648	(6.4)	49,476	49,171	(0.6)
Total Interest Income	1,505,460	1,352,039	(10.2)	674,742	677,297	0.4
INTEREST EXPENSE
Checking accounts	21,440	18,054	(15.8)	9,135	8,919	(2.4)
Time deposits	164,744	134,236	(18.5)	66,034	68,202	3.3
Saving deposits	193,528	190,527	(1.6)	100,404	90,124	(10.2)
Total interest expense on deposits	379,712	342,817	(9.7)	175,572	167,245	(4.7)
Borrowings from banks and others	28,490	20,762	(27.1)	10,710	10,052	(6.1)
Interbank and overnight funds (expenses)	11,240	9,349	(16.8)	3,990	5,359	34.3
Bonds	61,384	64,613	5.3	33,190	31,424	(5.3)
Total interest expense	480,825	437,542	(9.0)	223,462	214,080	(4.2)
Net Interest Income	1,024,634	914,497	(10.7)	451,280	463,217	2.6
Provisions for loan and financial lease losses, accrued interest and other, net	187,003	201,470	7.7	92,029	109,441	18.9
Recovery of charged-off assets	(18,195)	(24,675)	35.6	(11,412)	(13,263)	16.2
Provision for investment securities, foreclosed assets and other assets	2,924	5,760	97.0	2,196	3,564	62.3
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,387)	(2,358)	70.0	(917)	(1,441)	57.1
Total provisions, net	170,345	180,197	5.8	81,896	98,301	20.0
Net interest income after provisions	854,290	734,300	(14.0)	369,383	364,916	(1.2)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	152,986	167,645	9.6	85,346	82,299	(3.6)
Branch network services	4,868	5,289	8.6	2,288	3,001	31.2
Credit card merchant fees	28,351	32,677	15.3	17,107	15,570	(9.0)
Checking fees	10,803	10,914	1.0	5,415	5,500	1.6
Other	13,740	15,574	13.3	8,072	7,502	(7.1)
Total fees and other services income	210,748	232,100	10.1	118,227	113,872	(3.7)
Fees and other services expenses	65,361	59,514	(8.9)	31,880	27,634	(13.3)
Fees and other services income, net	145,387	172,586	18.7	86,347	86,239	(0.1)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	65,167	231,660	255.5	181,100	50,560	(72.1)
Gains (losses) on derivative operations, net	(46,388)	(201,093)	333.5	(165,269)	(35,824)	(78.3)
Gains on sales of investments in equity securities, net	(0)	-	100.0	-	-	N.A.
Dividend Income	51,820	40,858	(21.2)	1	40,857	N.A.
Other	29,847	37,088	24.3	18,892	18,196	(3.7)
Total other operating income	100,446	108,513	8.0	34,724	73,789	112.5
Total operating income	1,100,123	1,015,398	(7.7)	490,455	524,943	7.0
OPERATING EXPENSES
Salaries and employee benefits	198,920	206,781	4.0	101,047	105,735	4.6
Bonus plan payments	5,833	6,490	11.3	3,230	3,260	0.9
Termination payments	921	1,390	50.8	775	615	(20.6)
Administrative and other expenses	323,634	329,078	1.7	164,120	164,958	0.5
Insurance on deposit, net	30,385	32,984	8.6	16,223	16,761	3.3
Charitable and other donation expenses	235	246	4.4	123	123	0.1
Depreciation	36,364	44,877	23.4	23,081	21,796	(5.6)
Goodwill amortization	3,978	4,630	16.4	2,315	2,315	(0.0)
Total operating expenses	600,270	626,475	4.4	310,912	315,563	1.5
Net operating income	499,853	388,923	(22.2)	179,542	209,380	16.6
NON-OPERATING INCOME (EXPENSE)
Other income	22,799	29,910	31.2	20,938	8,972	(57.1)
Other expenses	11,687	13,002	11.3	6,645	6,357	(4.3)
Non-operating income (expense), net	11,113	16,909	52.2	14,293	2,615	(81.7)
Income before income tax expense	510,965	405,831	(20.6)	193,836	211,996	9.4
Income tax expense	169,343	130,516	(22.9)	69,878	60,637	(13.2)
Net income	341,622	275,316	(19.4)	123,957	151,359	22.1

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-14	Feb-14 Vs. Feb-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,371,979	3,096,192	3,575,356	15.5	6.0
Interbank and overnight funds	62,113	196,808	502,032	155.1	708.3
Total Cash and cash equivalents	3,434,092	3,292,999	4,077,388	23.8	18.7
INVESTMENT SECURITIES
Debt securities	5,744,008	5,188,642	5,371,610	3.5	(6.5)
Trading	1,083,191	893,422	538,208	(39.8)	(50.3)
Available for Sale	3,155,131	2,784,207	3,326,189	19.5	5.4
Held to maturity	1,505,686	1,511,014	1,507,214	(0.3)	0.1
Equity securities	6,539,153	8,739,131	8,796,069	0.7	34.5
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,539,153	8,739,131	8,796,069	0.7	34.5
Allowance	(719)	(783)	(793)	1.3	10.3
Total investment securities, net	12,282,442	13,926,989	14,166,886	1.7	15.3
LOANS AND FINANCIAL LEASES
Commercial loans	23,343,057	26,822,297	27,656,555	3.1	18.5
Consumer loans	6,229,068	6,862,731	6,925,494	0.9	11.2
Microcredit	257,960	317,159	321,451	1.4	24.6
Mortgage loans	246,077	813,447	862,905	6.1	250.7
Financial leases	1,313,172	1,453,049	1,551,630	6.8	18.2
Allowance for loans and financial leases losses	(1,038,957)	(1,198,578)	(1,224,105)	2.1	17.8
Total loans and financial leases, net	30,350,376	35,070,104	36,093,931	2.9	18.9
Interest accrued on loans and financial leases	366,072	350,315	370,518	5.8	1.2
Allowance on Interest accrued on loans and financial leases	(43,097)	(46,206)	(47,901)	3.7	11.1
Interest accrued on loans and financial leases, net	322,975	304,109	322,617	6.1	(0.1)
Bankers' acceptances, spot transactions and derivatives	159,796	407,865	351,773	(13.8)	120.1
Accounts receivable, net	551,895	716,115	692,616	(3.3)	25.5
Property, plant and equipment, net	317,541	351,351	356,421	1.4	12.2
Operating leases, net	754	4,985	4,901	(1.7)	549.8
Foreclosed assets, net	22,191	18,730	19,356	3.3	(12.8)
Prepaid expenses and deferred charges	231,427	239,462	235,768	(1.5)	1.9
Goodwill, net	485,370	553,884	551,702	(0.4)	13.7
Other assets, net	162,699	275,259	478,213	73.7	193.9
Reappraisal of assets	1,061,444	1,069,274	1,175,066	9.9	10.7
Total assets	49,383,003	56,231,126	58,526,639	4.1	18.5
LIABILITIES
DEPOSITS
Checking accounts	7,442,987	8,190,882	8,551,523	4.4	14.9
Time deposits	9,869,626	11,006,333	11,709,658	6.4	18.6
Savings deposits	15,276,165	16,937,258	17,874,200	5.5	17.0
Other	271,881	340,172	344,371	1.2	26.7
Total deposits	32,860,658	36,474,646	38,479,752	5.5	17.1
Bankers' acceptances, spot transactions and derivatives	181,979	585,484	510,149	(12.9)	180.3
Interbank borrowings and overnight funds	1,028,813	802,431	851,877	6.2	(17.2)
Borrowings from banks and other	1,880,733	2,794,161	2,969,658	6.3	57.9
Accrued interest payable	97,836	136,423	103,087	(24.4)	5.4
Other accounts payable	732,433	944,874	828,699	(12.3)	13.1
Bonds	2,418,099	2,648,856	2,677,781	1.1	10.7
Estimated Liabilities	359,215	328,268	467,601	42.4	30.2
Other liabilities	227,892	270,215	231,649	(14.3)	1.6
Total liabilities	39,787,659	44,985,356	47,120,253	4.7	18.4
Total shareholders' equity	9,595,344	11,245,770	11,406,386	1.4	18.9
Total liabilities and shareholders' equity	49,383,003	56,231,126	58,526,639	4.1	18.5

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Feb-13	Feb-14	Feb-14 Vs. Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-13
INTEREST INCOME
Interest on loans	530,470	535,369	0.9	268,920	266,448	(0.9)
Interest on investment securities	140,980	32,210	(77.2)	13,843	18,367	32.7
Interbank and overnight funds	13,217	10,654	(19.4)	6,332	4,321	(31.8)
Financial leases	23,217	23,108	(0.5)	11,436	11,673	2.1
Total Interest Income	707,884	601,340	(15.1)	300,531	300,809	0.1
INTEREST EXPENSE					-
Checking accounts	16,793	15,232	(9.3)	7,677	7,555	(1.6)
Time deposits	87,432	74,406	(14.9)	37,154	37,252	0.3
Saving deposits	100,969	84,493	(16.3)	45,699	38,793	(15.1)
Total interest expense on deposits	205,195	174,131	(15.1)	90,531	83,600	(7.7)
Borrowings from banks and others	12,723	9,773	(23.2)	5,213	4,560	(12.5)
Interbank and overnight funds (expenses)	2,037	3,407	67.2	613	2,794	355.8
Bonds	15,798	24,747	56.7	12,264	12,483	1.8
Total interest expense	235,753	212,057	(10.1)	108,620	103,437	(4.8)
Net Interest Income	472,131	389,283	(17.5)	191,911	197,372	2.8
Provisions for loan and financial lease losses, accrued interest and other, net	78,597	104,420	32.9	44,184	60,236	36.3
Recovery of charged-off assets	(6,888)	(10,255)	48.9	(5,549)	(4,707)	(15.2)
Provision for investment securities, foreclosed assets and other assets	737	1,557	111.3	557	1,000	79.6
Recovery of provisions for investments securities, foreclosed assets and other assets	(523)	(341)	(34.9)	(248)	(93)	(62.7)
Total provisions, net	71,923	95,381	32.6	38,944	56,437	44.9
Net interest income after provisions	400,208	293,902	(26.6)	152,967	140,935	(7.9)
FEES AND OTHER SERVICES INCOME					-
Commissions from banking services	87,434	95,119	8.8	48,415	46,704	(3.5)
Branch network services	4,848	5,269	8.7	2,278	2,991	31.3
Credit card merchant fees	9,734	12,415	27.5	6,394	6,021	(5.8)
Checking fees	5,627	5,669	0.7	2,754	2,915	5.9
Other	1,248	568	(54.5)	280	288	2.9
Total fees and other services income	108,891	119,039	9.3	60,121	58,919	(2.0)
Fees and other services expenses	29,260	21,302	(27.2)	11,357	9,946	(12.4)
Fees and other services income, net	79,631	97,737	22.7	48,764	48,973	0.4
OTHER OPERATING INCOME					-
Foreign exchange (losses) gains, net	55,337	220,183	297.9	172,686	47,496	(72.5)
Gains (losses) on derivative operations, net	(40,449)	(196,764)	386.4	(160,445)	(36,319)	(77.4)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	34,536	27,690	(19.8)	-	27,690	N.A.
Other	454	615	35.4	316	299	(5.3)
Total other operating income	49,878	51,723	3.7	12,557	39,166	211.9
Total operating income	529,717	443,362	(16.3)	214,288	229,074	6.9
OPERATING EXPENSES					-
Salaries and employee benefits	84,508	92,119	9.0	44,978	47,141	4.8
Bonus plan payments	2,050	2,269	10.7	1,095	1,173	7.1
Termination payments	54	131	142.7	42	89	114.0
Administrative and other expenses	152,870	162,224	6.1	78,859	83,365	5.7
Insurance on deposit, net	15,231	14,791	(2.9)	7,329	7,462	1.8
Charitable and other donation expenses	-	-	N.A.	-	-	N.A.
Depreciation	8,314	9,599	15.5	4,780	4,819	0.8
Goodwill amortization	3,730	4,365	17.0	2,182	2,182	-
Total operating expenses	266,757	285,498	7.0	139,266	146,232	5.0
Net operating income	262,960	157,864	(40.0)	75,023	82,842	10.4
NON-OPERATING INCOME (EXPENSE)					-
Other income	7,443	13,088	75.8	7,765	5,323	(31.4)
Other expenses	6,098	4,661	(23.6)	3,094	1,568	(49.3)
Non-operating income (expense), net	1,345	8,426	526.3	4,671	3,756	(19.6)
Income before income tax expense	264,306	166,291	(37.1)	79,693	86,597	8.7
Income tax expense	86,737	51,033	(41.2)	29,580	21,453	(27.5)
Net income	177,569	115,258	(35.1)	50,113	65,145	30.0

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-14	Feb-14 Vs. Feb-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,479,673	1,240,773	1,288,349	3.8	(12.9)
Interbank and overnight funds	122,707	176,147	346,249	96.6	182.2
Total Cash and cash equivalents	1,602,380	1,416,919	1,634,598	15.4	2.0
INVESTMENT SECURITIES
Debt securities	2,302,567	2,751,673	2,913,030	5.9	26.5
Trading	1,087,568	511,565	613,313	19.9	(43.6)
Available for Sale	737,405	1,619,247	1,681,722	3.9	128.1
Held to maturity	477,594	620,861	617,995	(0.5)	29.4
Equity securities	1,245,403	1,492,740	1,489,911	(0.2)	19.6
Trading	5,038	-	-	N.A.	(100.0)
Available for Sale	1,240,365	1,492,740	1,489,911	(0.2)	20.1
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,547,971	4,244,413	4,402,940	3.7	24.1
LOANS AND FINANCIAL LEASES
Commercial loans	9,315,879	10,671,128	10,995,916	3.0	18.0
Consumer loans	3,588,023	4,333,907	4,393,609	1.4	22.5
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	1,773	37,489	41,901	11.8	N.A.
Financial leases	4,020,563	4,356,693	4,343,086	(0.3)	8.0
Allowance for loans and financial leases losses	(626,743)	(706,158)	(720,070)	2.0	14.9
Total loans and financial leases, net	16,299,495	18,693,058	19,054,441	1.9	16.9
Interest accrued on loans and financial leases	170,378	150,672	161,734	7.3	(5.1)
Allowance on Interest accrued on loans and financial leases	(20,461)	(20,172)	(20,337)	0.8	(0.6)
Interest accrued on loans and financial leases, net	149,916	130,501	141,397	8.3	(5.7)
Bankers' acceptances, spot transactions and derivatives	41,846	97,903	76,744	(21.6)	83.4
Accounts receivable, net	409,158	219,685	223,663	1.8	(45.3)
Property, plant and equipment, net	243,685	246,033	252,732	2.7	3.7
Operating leases, net	356,093	401,527	393,188	(2.1)	10.4
Foreclosed assets, net	27,306	23,791	22,493	(5.5)	(17.6)
Prepaid expenses and deferred charges	132,118	123,849	122,140	(1.4)	(7.6)
Goodwill, net	24,024	22,591	22,459	(0.6)	(6.5)
Other assets, net	258,701	277,974	313,624	12.8	21.2
Reappraisal of assets	392,497	454,611	477,651	5.1	21.7
Total assets	23,485,189	26,352,855	27,138,070	3.0	15.6
LIABILITIES
DEPOSITS
Checking accounts	3,547,426	4,455,920	4,483,711	0.6	26.4
Time deposits	3,754,528	4,155,372	4,505,536	8.4	20.0
Savings deposits	6,921,595	8,301,401	8,525,886	2.7	23.2
Other	168,684	163,389	180,558	10.5	7.0
Total deposits	14,392,233	17,076,082	17,695,691	3.6	23.0
Bankers' acceptances, spot transactions and derivatives	45,736	103,726	85,240	(17.8)	86.4
Interbank borrowings and overnight funds	457,011	268,689	314,145	16.9	(31.3)
Borrowings from banks and other	1,789,163	2,055,243	2,151,111	4.7	20.2
Accrued interest payable	128,066	67,309	71,056	5.6	(44.5)
Other accounts payable	483,710	403,358	499,471	23.8	3.3
Bonds	2,512,087	2,473,313	2,473,313	-	(1.5)
Estimated Liabilities	133,541	54,243	58,253	7.4	(56.4)
Other liabilities	120,233	133,256	135,490	1.7	12.7
Total liabilities	20,061,778	22,635,221	23,483,770	3.7	17.1
Total shareholders' equity	3,423,412	3,717,634	3,654,299	(1.7)	6.7
Total liabilities and shareholders' equity	23,485,189	26,352,855	27,138,070	3.0	15.6

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Feb-13	Feb-14	Feb-14 Vs. Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-13
INTEREST INCOME
Interest on loans	243,051	247,225	1.7	125,957	121,268	(3.7)
Interest on investment securities	32,386	19,818	(38.8)	8,154	11,664	43.1
Interbank and overnight funds	6,857	6,252	(8.8)	2,995	3,257	8.8
Financial leases	75,944	71,226	(6.2)	35,735	35,491	(0.7)
Total Interest Income	358,238	344,521	(3.8)	172,841	171,680	(0.7)
INTEREST EXPENSE					-
Checking accounts	1,850	1,803	(2.5)	887	917	3.4
Time deposits	36,479	32,448	(11.0)	15,727	16,721	6.3
Saving deposits	39,522	42,034	6.4	22,011	20,023	(9.0)
Total interest expense on deposits	77,850	76,285	(2.0)	38,625	37,660	(2.5)
Borrowings from banks and others	11,045	9,637	(12.7)	4,816	4,821	0.1
Interbank and overnight funds (expenses)	4,327	1,540	(64.4)	1,224	316	(74.2)
Bonds	26,602	23,848	(10.4)	12,378	11,470	(7.3)
Total interest expense	119,825	111,311	(7.1)	57,043	54,268	(4.9)
Net Interest Income	238,413	233,210	(2.2)	115,798	117,412	1.4
Provisions for loan and financial lease losses, accrued interest and other, net	56,579	63,734	12.6	30,936	32,797	6.0
Recovery of charged-off assets	(6,370)	(7,953)	24.9	(3,184)	(4,769)	49.8
Provision for investment securities, foreclosed assets and other assets	1,506	2,641	75.4	891	1,751	96.6
Recovery of provisions for investments securities, foreclosed assets and other assets	(527)	(1,751)	232.2	(579)	(1,172)	102.6
Total provisions, net	51,188	56,671	10.7	28,064	28,607	1.9
Net interest income after provisions	187,225	176,539	(5.7)	87,734	88,805	1.2
FEES AND OTHER SERVICES INCOME					-
Commissions from banking services	27,931	31,246	11.9	15,578	15,668	0.6
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	15,094	16,403	8.7	8,626	7,777	(9.8)
Checking fees	3,443	3,509	1.9	1,824	1,685	(7.7)
Other	4,291	5,365	25.0	2,777	2,589	(6.8)
Total fees and other services income	50,760	56,524	11.4	28,806	27,718	(3.8)
Fees and other services expenses	19,758	20,938	6.0	11,498	9,439	(17.9)
Fees and other services income, net	31,002	35,586	14.8	17,307	18,279	5.6
OTHER OPERATING INCOME					-
Foreign exchange (losses) gains, net	8,767	9,606	9.6	7,124	2,481	(65.2)
Gains (losses) on derivative operations, net	(5,654)	(3,603)	(36.3)	(4,264)	660	115.5
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	17,285	13,168	(23.8)	1	13,167	N.A.
Other	29,171	36,179	24.0	18,407	17,772	(3.5)
Total other operating income	49,569	55,349	11.7	21,269	34,080	60.2
Total operating income	267,796	267,475	(0.1)	126,310	141,165	11.8
OPERATING EXPENSES					-
Salaries and employee benefits	52,856	51,795	(2.0)	25,223	26,572	5.3
Bonus plan payments	3,367	3,657	8.6	1,856	1,801	(3.0)
Termination payments	692	666	(3.8)	333	333	-
Administrative and other expenses	68,804	73,245	6.5	37,721	35,524	(5.8)
Insurance on deposit, net	7,157	8,620	20.4	4,234	4,385	3.6
Charitable and other donation expenses	7	7	1.7	3	4	3.2
Depreciation	21,258	28,691	35.0	15,014	13,677	(8.9)
Goodwill amortization	248	265	6.9	133	133	(0.0)
Total operating expenses	154,389	166,946	8.1	84,518	82,428	(2.5)
Net operating income	113,407	100,529	(11.4)	41,792	58,737	40.5
NON-OPERATING INCOME (EXPENSE)					-
Other income	5,837	6,009	2.9	5,124	884	(82.7)
Other expenses	2,159	2,102	(2.7)	1,140	962	(15.6)
Non-operating income (expense), net	3,678	3,906	6.2	3,984	(78)	(102.0)
Income before income tax expense	117,084	104,435	(10.8)	45,777	58,659	28.1
Income tax expense	34,249	32,079	(6.3)	16,018	16,061	0.3
Net income	82,835	72,356	(12.6)	29,758	42,598	43.1

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-14	Feb-14 Vs. Feb-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	883,961	1,257,992	1,601,354	27.3	81.2
Interbank and overnight funds	294,329	4,244	111,301	N.A.	(62.2)
Total Cash and cash equivalents	1,178,290	1,262,236	1,712,655	35.7	45.4
INVESTMENT SECURITIES
Debt securities	1,640,343	2,837,815	2,787,068	(1.8)	69.9
Trading	329,023	265,244	215,890	(18.6)	(34.4)
Available for Sale	778,677	1,968,530	1,968,879	0.0	152.8
Held to maturity	532,642	604,041	602,300	(0.3)	13.1
Equity securities	494,686	531,007	529,477	(0.3)	7.0
Trading	33,889	43,135	43,239	0.2	27.6
Available for Sale	460,797	487,872	486,238	(0.3)	5.5
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,135,029	3,368,822	3,316,545	(1.6)	55.3
LOANS AND FINANCIAL LEASES
Commercial loans	4,818,901	5,241,793	5,458,202	4.1	13.3
Consumer loans	6,320,742	6,515,652	6,540,236	0.4	3.5
Microcredit	15,055	13,636	13,910	2.0	(7.6)
Mortgage loans	87,059	98,244	106,010	7.9	21.8
Financial leases	325,083	260,234	253,693	(2.5)	(22.0)
Allowance for loans and financial leases losses	(444,707)	(444,333)	(448,025)	0.8	0.7
Total loans and financial leases, net	11,122,133	11,685,226	11,924,025	2.0	7.2
Interest accrued on loans and financial leases	131,255	119,769	122,291	2.1	(6.8)
Allowance on Interest accrued on loans and financial leases	(10,365)	(9,148)	(9,337)	2.1	(9.9)
Interest accrued on loans and financial leases, net	120,890	110,621	112,953	2.1	(6.6)
Bankers' acceptances, spot transactions and derivatives	1,925	1,435	844	(41.2)	(56.2)
Accounts receivable, net	31,975	49,920	46,699	(6.5)	46.0
Property, plant and equipment, net	158,023	159,613	160,065	0.3	1.3
Operating leases, net	360	375	373	(0.6)	3.6
Foreclosed assets, net	10,428	11,624	11,950	2.8	14.6
Prepaid expenses and deferred charges	100,605	57,178	54,412	(4.8)	(45.9)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	12,002	32,644	49,290	51.0	310.7
Reappraisal of assets	359,910	446,733	447,618	0.2	24.4
Total assets	15,231,570	17,186,427	17,837,429	3.8	17.1
LIABILITIES
DEPOSITS
Checking accounts	1,491,464	1,543,352	1,556,346	0.8	4.4
Time deposits	1,936,488	1,348,177	1,355,833	0.6	(30.0)
Savings deposits	6,232,415	9,020,421	9,658,449	7.1	55.0
Other	61,290	64,175	82,258	28.2	34.2
Total deposits	9,721,656	11,976,126	12,652,886	5.7	30.2
Bankers' acceptances, spot transactions and derivatives	1,933	1,582	903	(42.9)	(53.3)
Interbank borrowings and overnight funds	4,717	6,063	1,637	(73.0)	(65.3)
Borrowings from banks and other	369,406	161,058	164,638	2.2	(55.4)
Accrued interest payable	27,925	21,090	20,378	(3.4)	(27.0)
Other accounts payable	407,111	389,597	368,921	(5.3)	(9.4)
Bonds	1,937,787	1,720,438	1,720,438	-	(11.2)
Estimated Liabilities	198,961	179,285	166,329	(7.2)	(16.4)
Other liabilities	348,192	370,851	359,890	(3.0)	3.4
Total liabilities	13,017,687	14,826,091	15,456,020	4.2	18.7
Total shareholders' equity	2,213,883	2,360,336	2,381,409	0.9	7.6
Total liabilities and shareholders' equity	15,231,570	17,186,427	17,837,429	3.8	17.1

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Feb-13	Feb-14	Feb-14 Vs. Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-13
INTEREST INCOME
Interest on loans	241,745	230,964	(4.5)	115,756	115,208	(0.5)
Interest on investment securities	22,280	22,017	(1.2)	10,344	11,674	12.9
Interbank and overnight funds	1,527	1,653	8.3	807	846	4.8
Financial leases	6,193	4,313	(30.4)	2,305	2,007	(12.9)
Total Interest Income	271,745	258,947	(4.7)	129,212	129,735	0.4
INTEREST EXPENSE					-
Checking accounts	2,463	848	(65.6)	485	363	(25.1)
Time deposits	18,790	10,347	(44.9)	4,891	5,456	11.6
Saving deposits	37,711	49,550	31.4	25,283	24,268	(4.0)
Total interest expense on deposits	58,964	60,745	3.0	30,658	30,086	(1.9)
Borrowings from banks and others	3,976	811	(79.6)	410	401	(2.3)
Interbank and overnight funds (expenses)	912	597	(34.5)	269	329	22.5
Bonds	18,984	16,018	(15.6)	8,548	7,470	(12.6)
Total interest expense	82,836	78,171	(5.6)	39,885	38,286	(4.0)
Net Interest Income	188,909	180,776	(4.3)	89,327	91,449	2.4
Provisions for loan and financial lease losses, accrued interest and other, net	15,810	10,957	(30.7)	6,726	4,231	(37.1)
Recovery of charged-off assets	(2,042)	(2,924)	43.2	(1,040)	(1,884)	81.1
Provision for investment securities, foreclosed assets and other assets	395	905	129.1	244	661	171.5
Recovery of provisions for investments securities, foreclosed assets and other assets	(206)	(94)	(54.5)	(66)	(27)	(58.7)
Total provisions, net	13,958	8,844	(36.6)	5,863	2,981	(49.2)
Net interest income after provisions	174,951	171,932	(1.7)	83,464	88,468	6.0
FEES AND OTHER SERVICES INCOME					-
Commissions from banking services	12,969	14,989	15.6	7,788	7,201	(7.5)
Branch network services	20	20	-	10	10	-
Credit card merchant fees	1,079	1,091	1.1	614	477	(22.4)
Checking fees	536	485	(9.5)	228	257	12.4
Other	1,413	1,173	(17.0)	552	621	12.6
Total fees and other services income	16,016	17,757	10.9	9,192	8,565	(6.8)
Fees and other services expenses	6,010	5,752	(4.3)	3,175	2,576	(18.9)
Fees and other services income, net	10,006	12,005	20.0	6,017	5,989	(0.5)
OTHER OPERATING INCOME					-
Foreign exchange (losses) gains, net	708	1,269	79.4	845	424	(49.8)
Gains (losses) on derivative operations, net	(61)	(189)	208.6	(103)	(87)	(15.5)
Gains on sales of investments in equity securities, net	(0)	-	100.0	-	-	N.A.
Dividend Income	-	-	N.A.	-	-	N.A.
Other	222	250	12.9	125	125	(0.4)
Total other operating income	868	1,330	53.3	868	462	(46.7)
Total operating income	185,825	185,268	(0.3)	90,348	94,919	5.1
OPERATING EXPENSES					-
Salaries and employee benefits	36,294	37,438	3.2	18,288	19,149	4.7
Bonus plan payments	300	308	2.6	185	123	(33.6)
Termination payments	56	193	242.5	-	193	N.A.
Administrative and other expenses	57,831	51,303	(11.3)	25,973	25,330	(2.5)
Insurance on deposit, net	4,641	5,768	24.3	2,785	2,983	7.1
Charitable and other donation expenses	229	239	4.5	119	119	-
Depreciation	3,531	3,705	4.9	1,839	1,866	1.5
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	102,882	98,953	(3.8)	49,189	49,763	1.2
Net operating income	82,943	86,315	4.1	41,159	45,156	9.7
NON-OPERATING INCOME (EXPENSE)					-
Other income	8,903	9,593	7.7	7,372	2,221	(69.9)
Other expenses	2,341	4,299	83.7	1,770	2,530	42.9
Non-operating income (expense), net	6,562	5,294	(19.3)	5,602	(309)	(105.5)
Income before income tax expense	89,505	91,609	2.4	46,762	44,847	(4.1)
Income tax expense	34,360	32,708	(4.8)	16,727	15,981	(4.5)
Net income	55,145	58,901	6.8	30,035	28,866	(3.9)

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-14	Feb-14 Vs. Feb-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	603,278	601,107	515,654	(14.2)	(14.5)
Interbank and overnight funds	160,717	71,661	69,658	(2.8)	(56.7)
Total Cash and cash equivalents	763,995	672,768	585,312	(13.0)	(23.4)
INVESTMENT SECURITIES
Debt securities	2,086,221	2,438,543	2,474,187	1.5	18.6
Trading	912,559	822,548	550,791	(33.0)	(39.6)
Available for Sale	861,859	1,259,511	1,569,003	24.6	82.0
Held to maturity	311,803	356,484	354,394	(0.6)	13.7
Equity securities	72,250	11,768	13,236	12.5	(81.7)
Trading	60,482	-	1,467	N.A.	(97.6)
Available for Sale	11,768	11,768	11,768	-	(0.0)
Allowance	(2,216)	(2,284)	(2,289)	0.2	3.3
Total investment securities, net	2,156,255	2,448,027	2,485,133	1.5	15.3
LOANS AND FINANCIAL LEASES
Commercial loans	2,306,923	2,467,091	2,557,516	3.7	10.9
Consumer loans	2,834,018	3,018,185	3,016,907	(0.0)	6.5
Microcredit	17,120	10,826	10,429	(3.7)	(39.1)
Mortgage loans	816,551	1,015,185	1,036,150	2.1	26.9
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(266,290)	(301,103)	(295,934)	(1.7)	11.1
Total loans and financial leases, net	5,708,321	6,210,184	6,325,068	1.8	10.8
Interest accrued on loans and financial leases	72,680	67,010	70,131	4.7	(3.5)
Allowance on Interest accrued on loans and financial leases	(8,546)	(8,464)	(9,939)	17.4	16.3
Interest accrued on loans and financial leases, net	64,134	58,546	60,192	2.8	(6.1)
Bankers' acceptances, spot transactions and derivatives	137	1,075	1,661	54.5	N.A.
Accounts receivable, net	39,933	41,269	40,348	(2.2)	1.0
Property, plant and equipment, net	110,616	101,121	99,760	(1.3)	(9.8)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	5,029	4,291	4,789	11.6	(4.8)
Prepaid expenses and deferred charges	49,979	39,097	38,944	(0.4)	(22.1)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	11,174	14,196	25,312	78.3	126.5
Reappraisal of assets	216,980	221,743	222,977	0.6	2.8
Total assets	9,126,552	9,812,318	9,889,494	0.8	8.4
LIABILITIES
DEPOSITS
Checking accounts	600,536	747,479	791,207	5.9	31.8
Time deposits	2,338,483	2,375,801	2,493,536	5.0	6.6
Savings deposits	3,770,287	4,376,450	4,420,269	1.0	17.2
Other	35,542	38,732	40,662	5.0	14.4
Total deposits	6,744,849	7,538,462	7,745,674	2.7	14.8
Bankers' acceptances, spot transactions and derivatives	-	1,410	2,068	46.7	N.A.
Interbank borrowings and overnight funds	898,285	711,310	559,606	(21.3)	(37.7)
Borrowings from banks and other	69,049	100,565	117,289	16.6	69.9
Accrued interest payable	25,546	17,752	20,950	18.0	(18.0)
Other accounts payable	132,316	167,765	184,611	10.0	39.5
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	50,778	41,824	48,030	14.8	(5.4)
Other liabilities	41,990	50,888	53,192	4.5	26.7
Total liabilities	7,962,812	8,629,975	8,731,421	1.2	9.7
Total shareholders' equity	1,163,741	1,182,343	1,158,074	(2.1)	(0.5)
Total liabilities and shareholders' equity	9,126,552	9,812,318	9,889,494	0.8	8.4

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF FEBRUARY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Feb-13	Feb-14	Feb-14 Vs. Feb-13	Jan-14	Feb-14	Feb-14 Vs. Jan-13
INTEREST INCOME
Interest on loans	129,407	130,019	0.5	64,671	65,348	1.0
Interest on investment securities	36,347	16,820	(53.7)	7,263	9,557	31.6
Interbank and overnight funds	1,840	390	(78.8)	223	167	(25.1)
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	167,593	147,230	(12.2)	72,158	75,072	4.0
INTEREST EXPENSE					-
Checking accounts	334	171	(48.9)	86	84	(2.4)
Time deposits	22,043	17,035	(22.7)	8,261	8,774	6.2
Saving deposits	15,325	14,451	(5.7)	7,410	7,040	(5.0)
Total interest expense on deposits	37,703	31,656	(16.0)	15,758	15,898	0.9
Borrowings from banks and others	746	542	(27.4)	272	270	(0.6)
Interbank and overnight funds (expenses)	3,963	3,805	(4.0)	1,884	1,921	2.0
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	42,412	36,003	(15.1)	17,914	18,089	1.0
Net Interest Income	125,181	111,227	(11.1)	54,244	56,983	5.1
Provisions for loan and financial lease losses, accrued interest and other, net	36,016	22,358	(37.9)	10,182	12,176	19.6
Recovery of charged-off assets	(2,896)	(3,541)	22.3	(1,638)	(1,903)	16.2
Provision for investment securities, foreclosed assets and other assets	287	657	129.2	505	152	(70.0)
Recovery of provisions for investments securities, foreclosed assets and other assets	(131)	(173)	32.3	(24)	(149)	516.5
Total provisions, net	33,276	19,301	(42.0)	9,025	10,276	13.9
Net interest income after provisions	91,905	91,926	0.0	45,219	46,708	3.3
FEES AND OTHER SERVICES INCOME					-
Commissions from banking services	24,652	26,291	6.6	13,565	12,726	(6.2)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	2,444	2,768	13.3	1,472	1,296	(11.9)
Checking fees	1,197	1,252	4.6	608	643	5.8
Other	6,788	8,468	24.7	4,464	4,005	(10.3)
Total fees and other services income	35,081	38,779	10.5	20,109	18,670	(7.2)
Fees and other services expenses	10,333	11,523	11.5	5,850	5,672	(3.0)
Fees and other services income, net	24,747	27,257	10.1	14,259	12,998	(8.8)
OTHER OPERATING INCOME					-
Foreign exchange (losses) gains, net	354	603	70.1	444	158	(64.4)
Gains (losses) on derivative operations, net	(223)	(537)	140.5	(458)	(79)	(82.7)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	-	-	N.A.	-	-	N.A.
Other	1	44	N.A.	44	1	(98.2)
Total other operating income	132	110	(16.4)	30	80	162.6
Total operating income	116,785	119,294	2.1	59,508	59,786	0.5
OPERATING EXPENSES					-
Salaries and employee benefits	25,263	25,429	0.7	12,557	12,873	2.5
Bonus plan payments	115	257	122.9	94	163	73.4
Termination payments	119	400	235.7	400	-	(100.0)
Administrative and other expenses	44,129	42,306	(4.1)	21,567	20,739	(3.8)
Insurance on deposit, net	3,356	3,805	13.4	1,875	1,931	3.0
Charitable and other donation expenses	-	-	N.A.	-	-	N.A.
Depreciation	3,260	2,882	(11.6)	1,447	1,435	(0.9)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	76,242	75,079	(1.5)	37,940	37,139	(2.1)
Net operating income	40,543	44,214	9.1	21,568	22,646	5.0
NON-OPERATING INCOME (EXPENSE)					-
Other income	616	1,221	98.1	677	544	(19.7)
Other expenses	1,088	1,939	78.2	642	1,297	102.2
Non-operating income (expense), net	(472)	(718)	52.1	36	(754)	N.A.
Income before income tax expense	40,071	43,497	8.5	21,604	21,893	1.3
Income tax expense	13,997	14,696	5.0	7,553	7,143	(5.4)
Net income	26,074	28,801	10.5	14,051	14,750	5.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel